Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

June 26, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John M. Ganley, Senior Counsel

Re:                        Ares Capital Corporation (File Nos. 333-195748 and 814-00663)

Dear Mr. Ganley:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on May 7, 2014 (the “Registration Statement”).  Amendment No. 2 sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission provided in telephone conversations with me on June 20, 2014, June 23, 2014 and June 25, 2014 relating to the above-referenced filing.

Set forth below are the comments verbally referenced by the Staff in the telephone conversations and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

PROSPECTUS

Liquidity (Page 8)

1.                                    The Staff referred to comment #3 from its letter, dated June 6, 2014, related to the above-referenced filing (the “June 6 Letter”), and asked the Fund to revise its disclosure to make clear that the “convertible senior unsecured notes” and “senior unsecured notes” referred to in the Registration Statement are not currently senior to any other outstanding debt.  The Staff also asked the Fund to represent to the Staff that the Fund will not use the term “senior” with respect to future offerings of debt securities unless the debt will be senior in priority to other outstanding debt.

The Fund has revised the disclosure throughout the Registration Statement as requested.  In addition, the Fund represents to the Staff that the Fund will not use the term “senior” with respect to future offerings of debt securities unless the debt will be senior in priority to other outstanding debt.

U.S. Securities and Exchange Commission

June 26, 2014

Risks Related to Our Business — We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.  (Page 30)

2.                                    The Staff referred to comment #6 from the June 6 Letter and asked the Fund to represent to the Staff that if the percentage of the Fund’s investments with original issue discount (“OID”) or payment-in-kind (“PIK”) interest meaningfully increased, it would consider adding the factors identified by the Staff to its disclosure.

The Fund represents to the Staff that if the percentage of the Fund’s investments with OID or PIK interest meaningfully increases, it will consider adding the factors identified by the Staff to its disclosure.

PART C

Item 25.  Financial Statements and Exhibits (Page C-1)

3.                                    The Staff asked the Fund to revise the forms of prospectus supplement for retail notes and institutional notes to explain or define certain legal jargon and highly technical business terms used in the cover page, summary and risk sections.  In addition, the Staff asked the Fund to represent that it will file a post-effective amendment to the Registration Statement in order to file a form of prospectus supplement for any type of debt to be offered that is materially different from the types of debt for which the Fund has filed forms of prospectus supplements.

The Fund has revised the forms of prospectus supplement for retail notes and institutional notes in response to the Staff’s comment and refiled such revised forms as Exhibits 99.8 and 99.9 to the Registration Statement.  The Fund represents to the Staff that it will file a post-effective amendment to the Registration Statement in order to file a form of prospectus supplement for any type of debt to be offered that is materially different from the types of debt for which the fund has filed forms of prospectus supplements, unless the Staff advises the Fund that such filing is not necessary.

U.S. Securities and Exchange Commission

June 26, 2014

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  As we have noted, the Fund would like to go effective as soon as possible in order to be in a position to raise capital as early as the week of June 30, 2014; as a result, anything you can do in order to expedite review of Amendment No. 2 would be much appreciated.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                              Michael J. Arougheti, Ares Capital Corporation
R. Kipp deVeer, Ares Capital Corporation
Penni F. Roll, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation